UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Prevail Therapeutics Inc.

(Name of Subject Company (Issuer))

Tyto Acquisition Corporation

a wholly owned subsidiary of

Eli Lilly and Company

(Names of Filing Persons (Offerors))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74140Y101

(CUSIP Number of Class of Securities)

Copies to:

Anat Hakim

General Counsel

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

Copy to:

Raymond O. Gietz, Esq.

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A*	N/A*

*

Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Statement”) relates solely to preliminary communications made before the commencement of a planned tender offer by Tyto Acquisition Corporation (“Purchaser”), a wholly-owned subsidiary of Eli Lilly and Company (“Lilly”), for all of the outstanding shares of common stock of Prevail Therapeutics Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of December 14, 2020, among Lilly, Purchaser and the Company.

In connection with the proposed acquisition, Lilly will cause Purchaser to commence a tender offer for the outstanding shares of the Company. The tender offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company, nor is it a substitute for the tender offer materials that Lilly and its acquisition subsidiary, Purchaser, will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Lilly and Purchaser will file tender offer materials on Schedule TO, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of the Company are urged to read these documents when they become available because they will contain important information that holders of shares of the Company should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of the Company at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

Item 12. Exhibits

Exhibit No.	Description

Exhibit 99.1	Joint Press Release issued on December 15, 2020